DC
No Act
P.E. 11-3-06

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-3010**

DIVISION OF
CORPORATION FINANCE

07043062

January 22, 2007

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

PROCESSED
FEB 06 2007
THOMSON
FINANCIAL

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/22/2007

Re: Hewlett-Packard Company
Incoming Letter dated November 3, 2006

Dear Ms. Goodman:

This is in response to your letter dated November 3, 2006 concerning the shareholder proposal submitted to Hewlett-Packard Company ("HP") by the AFSCME Employees Pension Plan, Connecticut Retirement Plans and Trust Funds, New York State Common Retirement Fund, and North Carolina Equity Investment Fund Pooled Trust (together, the "proponents"). Pursuant to rule 14a-8(j) under the Securities Exchange Act of 1934, your letter indicated HP's intention to exclude the proposal from HP's proxy materials. We also have received a letter from the proponents dated December 5, 2006.

The proposal amends the bylaws to require that HP include the name, along with certain disclosures and statements, of any person nominated for election to the board by a stockholder who has beneficially owned 3% or more of HP's outstanding common stock for at least two years.

One of the United States Courts of Appeals has recently addressed the scope of rule 14a-8(i)(8). *See American Federation of State, County and Municipal Employees, Employees Pension Plan v. American International Group, Inc.* (2d Cir., Sep. 5, 2006). This decision disagreed with certain prior staff interpretations upon which you have relied as precedent. Your letter, however, assumes that the Ninth Circuit is the applicable jurisdiction for purposes of this request. Since we are unable to dispute or concur in this assumption, we express no view concerning whether HP may exclude the proposal under rule 14a-8(i)(8) as relating to an election for membership on its board of directors.

In connection with the foregoing, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
JAN 1 9 2007
1086

Sincerely,

Ted Yu
Special Counsel

Enclosures

47217

cc: Gerald W. McEntee
Chairman
AFSCME Employees Pension Plan
1625 L Street, N.W.
Washington, DC 20036

Howard G. Rifkin
Deputy State Treasurer
Connecticut Retirement Plans and Trust Funds
55 Elm Street
Hartford, CT 06106-1773

Julie Gresham
Director of Corporate Governance
New York State Common Retirement Fund
110 State Street
Albany, NY 12236

Richard H. Moore
State Treasurer
North Carolina Equity Investment Fund Pooled Trust
325 North Salisbury Street
Raleigh, NC 27603-1385

# GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue. N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
agoodman@gibsondunn.com


November 3, 2006


Direct Dial
(202) 955-8653
Fax No.
(202) 530-9677

Client No.
C 38126-00456


***VIA HAND DELIVERY***
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Stockholder Proposal of the American Federation of State, County and Municipal Employees Pension Plan et al*
*Securities Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Hewlett-Packard Company ("HP"), intends to omit from its proxy statement and form of proxy for its 2007 Annual Stockholders Meeting (collectively, the "2007 Proxy Materials") a stockholder proposal and supporting statement thereof (the "Proposal") received from the American Federation of State, County and Municipal Employees Pension Plan, the Connecticut Retirement Plans and Trust Funds, the New York State Common Retirement Fund and the North Carolina Equity Investment Fund Pooled Trust (collectively, the "Proponents"). The Proposal and all related correspondence are attached hereto as Exhibit A.

On behalf of our client, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal may be excluded from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(8) because the Proposal would establish a procedure that may result in contested elections of directors. Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its exhibit. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before HP files its definitive 2007 Proxy Materials with the Commission. On behalf of HP, we hereby agree to promptly forward to the Proponents any Staff response to this no-action request that the Staff transmits by facsimile to HP only.

Consistent with the provisions of Rule 14a-8(j), we are concurrently providing copies of this correspondence to the Proponent. We understand that the Staff has not interpreted Rule 14a-8 to require proponents to provide HP and its counsel a copy of any correspondence that the proponent submits to the Staff. Therefore, in the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from the Proponents or other persons, unless specifically confirmed to the Staff that HP or its undersigned counsel have timely been provided with a copy of the correspondence.

**PROPOSAL**

The Proposal states:

RESOLVED, pursuant to Article IX of the Bylaws (the "Bylaws") of Hewlett-Packard Company ("HP") and section 109(a) of the Delaware General Corporation Law, stockholders amend the Bylaws to add section 3.17:

> HP shall include in its proxy materials for a meeting of stockholders at which directors are to be elected the name, together with the Disclosure and Statement (both as defined in this section 3.17), of any person nominated for election to the Board of Directors by a stockholder or group thereof that satisfies the requirements of this section 3.17 (the "Nominator"), and allow stockholders to vote with respect to such nominee on HP's proxy card. Each Nominator may nominate up to two candidates for election at a meeting.
>
> A Nominator must:
>
> (a) have beneficially owned 3% or more of HP's outstanding common stock ("Required Shares") continuously for at least two years;
>
> (b) provide written notice received by HP's Secretary within the time period specified in section 2.2(c) of these Bylaws containing (i) with respect to the nominee, (A) the information required by section 2.2(f) of these Bylaws and (B) such nominee's consent to being named in the proxy statement and to serving as a director if elected; and (ii) with respect to the Nominator, proof of ownership of the Required Shares; and
>
> (c) execute an undertaking that it agrees to (i) assume all liability stemming from any legal or regulatory violation arising out of the Nominator's communications with HP stockholders, including, without limitation, the Disclosure and Statement; (ii) to the extent it uses soliciting material other than HP's proxy materials, comply with all applicable laws and regulations, including, without limitation, the SEC's Rule 14a-12.

> The Nominator may furnish a statement, not to exceed 500 words, in support of the nominee's candidacy (the "Statement"), at the time the Disclosure is submitted. The Board of Directors shall adopt a procedure for timely resolving disputes over whether notice of a nomination was timely given and whether the Disclosure and Statement comply with this section 3.17 and any applicable SEC rules.

**ANALYSIS**

Rule 14a-8(i)(8) permits the exclusion of a stockholder proposal when the proposal "relates to an election for membership on the company's board of directors or analogous governing body." As discussed below, Commission statements and Staff precedent in this regard support our view that the Proposal is excludable under Rule 14a-8(i)(8) since the Proposal would establish a procedure that may result in contested elections of directors.

The Commission has stated that "the principal purpose of [paragraph (i)(8)] is to make clear, with respect to corporate elections that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since the proxy rules . . . are applicable." SEC Release No. 34-12598 (July 7, 1976) (the "1976 Release"). The Staff has found that stockholder proposals seeking to establish a procedure to include stockholder nominees in a company's proxy materials may be excluded under Rule 14a-8(i)(8) (or its predecessor Rule 14a-8(c)(8)) because such proposals "rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors." *AOL Time Warner Inc.* (avail. Feb. 28, 2003); *Eastman Kodak Co.* (avail. Feb. 28, 2003); *Exxon Mobil Corp.* (avail. Feb. 28, 2003); *Sears, Roebuck & Co.* (avail. Feb. 28, 2003); *The Bank of New York Co., Inc.* (avail. Feb. 28, 2003); *Citigroup Inc.* (avail. April 14, 2003) (Recon.) (all permitting exclusion of a proposal to amend the bylaws to require that the company include the name, along with certain disclosures and statements, of any person nominated for election to the board by a stockholder who beneficially owns three percent or more of the company's outstanding common stock).

Further, the Staff has permitted numerous companies to exclude, in reliance on Rule 14a-8(i)(8), stockholder proposals that sought to require that, if beneficial owners of at least three percent of the company's common stock nominated candidates for the board of directors, the company would include the names of those nominees in its proxy materials and afford stockholder the same opportunity to vote for those nominees as provided for the company's nominees. *See Wilshire Oil Co. of Texas* (avail. Mar. 28, 2003); *Oxford Health Plans, Inc.* (avail. Feb. 23, 2000) (in which the Staff noted: "It appears that the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors, which is a matter more appropriately addressed under rule 14a-12."); *AT&T Corp.* (avail. Jan. 24, 2000); *BellSouth Corp.* (avail.

Jan. 24, 2000); *The Coca-Cola Co.* (avail. Jan. 24, 2000); *Ford Motor Co.* (avail. Jan. 24, 2000); *Citigroup Inc.* (avail. Jan. 21, 2000); *Newmont Mining Corp.* (avail. Jan. 18, 2000); *Black & Decker Corp.* (avail. Jan. 18, 2000).[1]

This extensive Staff precedent reflects the Commission's intention that Rule 14a-8(i)(8) is not the "proper means" to achieve election contests – regardless of whether a contest would result immediately or subsequently. As noted in the response from the Commission's Office of General Counsel and the Division of Corporation Finance to the inquiry of the Second Circuit Court of Appeals concerning *American Federation of State, County & Municipal Employees, Employees Pension Plan v. American International Group* (2d Cir., No. 05-2825-cv), Rule 14a-8(i)(8)'s express language applies to stockholder proposals that "relate[] to an election

---

[1] *See also Merck & Co., Inc.* (avail. Jan. 25, 2004) (proposal requiring that the registrant include in its proxy materials an alternative slate of directors proposed by the ten largest stockholders of record); *Goldfield Corp.* (avail. April 9, 2002) (proposal requesting that company develop bylaws to "qualify nominees who have demonstrated a meaningful level of stockholder support and to provide them with free and equal ballot access."); *Storage Technology Corp.* (avail. Mar. 22, 2002) (permitting the exclusion of a stockholder proposal recommending that the company amend its bylaws to require the inclusion in its proxy materials of the name of each candidate for the board nominated by stockholders); *General Motors Corp.* (avail. Mar. 22, 2001) (concurring that the company could exclude a proposal asking it to publish the names of all director nominees and a "goals" statement); *United Road Services* (avail. May 5, 2000) (permitting exclusion of a proposal that would amend the bylaws to require that each duly-nominated director candidate be listed in the company's proxy materials and that the company's proxy materials contain the same type and amount of information about each such candidate); *Kmart Corp.* (avail. Mar. 23, 2000) (permitting the company to exclude a proposal requiring it to grant any two percent stockholder access to the proxy statement for the purpose of presenting a non-management candidate for election to the board); *Storage Technology Corp.* (avail. Mar. 11, 1998) (permitting exclusion of a proposal that the company amend its bylaws and charter to require that the proxy statement include a list of stockholder nominees for the board holding a certain number of the company's shares); *BellSouth Corp.* (avail. Feb. 4, 1998) (permitting exclusion of a proposal recommending a bylaw providing that stockholder nominees to the board would be included in the company's proxy materials); *Unocal Corp.* (avail. Feb. 8, 1991) (permitting exclusion of a proposal recommending a bylaw to require the company to include in its proxy materials the names of any stockholder's director nominees and information about the nominees "in the same manner as any, and all other nominees presented for election"); *Amoco Corp.* (avail. Feb. 14, 1990) (permitting exclusion of a proposal allowing stockholders representing over $100,000 in market value of company shares to nominate an individual for election through a "common ballot").

for membership on the company's board of directors or analogous governing body" and not just the current election. The response to the Second Circuit Court of Appeals further noted that allowing proxy contests to occur outside of existing proxy rules would deprive investors of important protections.

Consistent with the precedent noted above, the Proposal, if adopted, would establish a procedure that would result in contested elections of directors. The Proposal provides that "Nominators" may nominate candidates for the Board of Directors and that the names of such candidates must be included in HP's proxy materials to the same extent as HP's nominees. The HP Board of Directors nominates a sufficient number of candidates for all available seats on the Board of Directors. Thus, because the Proposal would require HP to include in its proxy materials additional candidates who would run in opposition to the Board's candidates for a fixed number of seats, the Proposal would necessarily establish a procedure that would result in a contested election by forcing the Company to include in its proxy materials candidates opposed to the Company's nominees. For this reason, the Proposal may properly be omitted because it seeks to establish a procedure that would result in contested elections of directors in direct violation of Rule 14a-8(i)(8).[2]

---

[2] The Commission previously suggested that this precedent did not apply to "direct access proposals," as described in the Commission's proposed revisions to Rule 14a-11. *See* Exchange Act Release No. 34-48626, n.74 (Oct. 14, 2003). However, recent precedent indicates that such an exception no longer exists. As the Staff stated in several no-action letters in 2005, "Given the passage of time since the proposal of rule 14a-11 . . . without Commission action on that proposal, we have concluded that the position that the staff intended to take . . . regarding the application of rule 14a-8 to proposals providing that the company become subject to the security holder nomination procedure in proposed rule 14a-11 is no longer necessary or appropriate." *Qwest Communications International* (avail. Feb. 7, 2005); *Verizon Communications* (avail. Feb. 7, 2005); *Halliburton Co.* (avail. Feb. 7, 2005); *General Motors Corp.* (avail. Feb. 28, 2005). To the extent that the Staff nevertheless assesses the Proposal under proposed Rule 14a-11, we believe that the Proposal does not meet the requirements for a "direct access proposal" as it does not comport with proposed substantive requirements (*e.g.*, the Proposal would allow each Nominator to include up to two candidates in HP's proxy materials, as opposed to the range of nominees in the proposing release, the Proposal defines a "Nominator" as someone beneficially owning three percent or more of HP's outstanding common stock instead of the proposed threshold of "more than 5%" and the Proposal does not require that the Nominator "intend to continue to hold those securities through the date of the subject election of directors"). The Proponents also are ineligible to submit a Proposed Rule 14a-11 proposal as they owned less than one percent of HP's outstanding shares on the date that they submitted the Proposal (based on the Proponents' ownership information set forth in Exhibit A hereto).

We recognize that the Commission has announced that it will consider on December 13, 2006, the issues raised by the United States Court of Appeals for the Second Circuit's decision in *American Federation of State, County & Municipal Employees, Employees Pension Plan v. American International Group, Inc.*, 462 F.3d 121 (2d Cir. 2006) ("*AFSCME v. AIG*"). It is important to note, however, that the Staff's authority to concur that HP may exclude the Proposal pursuant to Rule 14a-8(i)(8) is not limited by the *AFSCME v. AIG* decision. *AFSCME v. AIG* is not binding on the Staff outside of the Second Circuit, and the Company's omission of the Proposal from its 2007 Proxy Materials for the 2007 Annual Stockholders Meeting will occur outside of the Second Circuit. The United States Court of Appeals for the Ninth Circuit – the applicable jurisdiction since HP is headquartered in California and will hold its annual meeting there – has stated that "[t]he courts do not require an agency of the United States to accept an adverse determination of the agency's statutory construction by any of the Circuit Courts of Appeals as binding on the agency for all similar cases throughout the United States." *Railway Labor Executives' Ass'n v. ICC*, 784 F.2d 959, 964 (9th Cir. 1986). *See also*, *e.g.*, *SEC v. Shapiro*, 494 F.2d 1301, 1306 n.2 (9th Cir. 1974) (even where decisions of other circuits are good law, "they do not bind this court"). Accordingly, the Staff has the ability to concur that HP may exclude the Proposal pursuant to Rule 14a-8(i)(8) and should do so for the reasons set forth above.

**CONCLUSION**

Based upon the foregoing analysis, we respectfully request that the Staff take no action if HP excludes the Proposal from its 2007 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653, or Lynda M. Ruiz, HP's Legal Counsel, at (650) 857-3760.

Sincerely,

Amy L. Goodman

ALG/eai
Attachment

cc: Lynda Ruiz, Hewlett-Packard Company
David Ritenour, Hewlett-Packard Company
American Federation of State, County and Municipal Employees Pension Plan
Connecticut Retirement Plans and Trust Funds
New York State Common Retirement Fund
North Carolina Equity Investment Fund Pooled Trust

# Exhibit A

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN



September 21, 2006

Via Overnight Mail and Telecopier (650) 857-4837
Hewlett-Packard Company
300 Hanover Street
Palo Alto, California 94304
Attention: Ann O. Baskins, Senior Vice President,
General Counsel and Corporate Secretary

Dear Ms. Baskins:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2006 proxy statement of Hewlett-Packard (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2007 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 13,305 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Charles Jurgonis at (202) 429-1007.

Sincerely,

GERALD W. McENTEE
Chairman

Enclosure

RESOLVED, pursuant to Article IX of the Bylaws (the "Bylaws") of Hewlett-Packard Company ("HP") and section 109(a) of the Delaware General Corporation Law, stockholders amend the Bylaws to add section 3.17:

"HP shall include in its proxy materials for a meeting of stockholders at which directors are to be elected the name, together with the Disclosure and Statement (both as defined in this section 3.17), of any person nominated for election to the Board of Directors by a stockholder or group thereof that satisfies the requirements of this section 3.17 (the "Nominator"), and allow stockholders to vote with respect to such nominee on HP's proxy card. Each Nominator may nominate up to two candidates for election at a meeting.

A Nominator must:

(a) have beneficially owned 3% or more of HP's outstanding common stock ("Required Shares") continuously for at least two years;

(b) provide written notice received by HP's Secretary within the time period specified in section 2.2(c) of these Bylaws containing (i) with respect to the nominee, (A) the information required by section 2.2(f) of these Bylaws and (B) such nominee's consent to being named in the proxy statement and to serving as a director if elected; and (ii) with respect to the Nominator, proof of ownership of the Required Shares; and

(c) execute an undertaking that it agrees to (i) assume all liability stemming from any legal or regulatory violation arising out of the Nominator's communications with HP stockholders, including, without limitation, the Disclosure and Statement; (ii) to the extent it uses soliciting material other than HP's proxy materials, comply with all applicable laws and regulations, including, without limitation, the SEC's Rule 14a-12.

The Nominator may furnish a statement, not to exceed 500 words, in support of the nominee's candidacy (the "Statement"), at the time the Disclosure is submitted. The Board of Directors shall adopt a procedure for timely resolving disputes over whether notice of a nomination was timely given and whether the Disclosure and Statement comply with this section 3.17 and any applicable SEC rules."

SUPPORTING STATEMENT

We believe that stockholders of U.S. public companies currently have no meaningful control over the process by which directors are nominated and elected. Stockholders whose suggested nominees are rejected by a nominating committee have no

recourse other than sponsoring a dissident election campaign, which is so expensive that it rarely occurs outside the takeover context. Harvard Law School professor Lucian Bebchuk has estimated only about 80 contested elections occurred at U.S. public companies from 1996 through 2002 that did not seek to change control of the corporation.

In our view, access to the proxy for purposes of electing a director nominated by stockholders with a significant stake in HP is the most effective mechanism for ensuring accountability. We believe that greater accountability would benefit HP and enhance shareholder value.

We urge stockholders to vote for this proposal.

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN



September 21, 2006

Via Overnight Mail and Telecopier (650) 857-4837
Hewlett-Packard Company
300 Hanover Street
Palo Alto, California 94304
Attention: Ann O. Baskins, Senior Vice President,
General Counsel and Corporate Secretary

Dear Ms. Baskins:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to provide you with verified proof of ownership from the Plan's custodian. If you require any additional information, please do not hesitate to contact me at the address above.

Sincerely,

Charles Jurgonis
Plan Secretary

Enclosure

STATE STREET.
*For Everything You Invest In*

Kevin Yakimowsky
Client Service Officer
Specialized Trust Services

200 Newport Avenue
JQB7N
North Quincy, MA 02171

Telephone: (617) 985-7712
Facsimile: (617) 937-5410
kyakimowsky@statestreet.com

September 21, 2006

Lonita Waybright
A.F.S.C.M.E.
Benefits Administrator
1625 L Street N.W.
Washington, D.C. 20036

**Re: Shareholder Certification Letter for HEWLETT-PACKARD (cusip #428236103)**

Dear Ms Waybright:

State Street Bank and Trust Company is Trustee for **13,305 shares of Hewlett-Packard common stock (cusip # 428236103)** held for the benefit of the American Federation of State, County and Municiple Employees Pension Plan ("Plan"). The Plan has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of this certification letter. The Plan continues to hold the shares of Tyco Corporation stock.

As Trustee for the Plan, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Kevin Yakimowsky

DENISE L. NAPPIER
TREASURER

**State of Connecticut**
Office of the Treasurer

HOWARD G. RIFKIN
DEPUTY TREASURER

September 22, 2006

Ann O. Baskins
Senior vice President, General Counsel and Corporate Secretary
Hewlett-Packard Company
300 Hanover Street
Palo Alto, California 94304

Dear Ms. Baskins:

The purpose of this letter is to inform you the Connecticut Retirement Plans and Trust Funds ("CRPTF") is co-sponsoring the resolution submitted by AFSCME – a copy of which is attached.

As the Deputy State Treasurer, I hereby certify that the CRPTF has been a shareholder of the minimum number of shares required of your company for the past year. Furthermore, as of September 21, 2006, the CRPTF held 1,938,512 shares of Hewlett-Packard stock valued at approximately $71,298,471. The CRPTF will continue to hold Hewlett-Packard shares through the annual meeting date.

Please do not hesitate to contact Donald Kirshbaum, Investment Officer for Policy at (860) 702-3164, if you have any questions or comments concerning this matter.

Sincerely,

Howard G. Rifkin
Deputy State Treasurer

Attachments

cc: John Keenan
AFSCME

## Co-Filer
## The Connecticut Retirement Plans and Trust Funds ("CRPTF")

RESOLVED, pursuant to Article IX of the Bylaws (the "Bylaws") of Hewlett-Packard Company ("HP") and section 109(a) of the Delaware General Corporation Law, stockholders amend the Bylaws to add section 3.17:

> "HP shall include in its proxy materials for a meeting of stockholders at which directors are to be elected the name, together with the Disclosure and Statement (both as defined in this section 3.17), of any person nominated for election to the Board of Directors by a stockholder or group thereof that satisfies the requirements of this section 3.17 (the "Nominator"), and allow stockholders to vote with respect to such nominee on HP's proxy card. Each Nominator may nominate up to two candidates for election at a meeting.
>
> A Nominator must:
>
> (a) have beneficially owned 3% or more of HP's outstanding common stock ("Required Shares") continuously for at least two years;
>
> (b) provide written notice received by HP's Secretary within the time period specified in section 2.2(c) of these Bylaws containing (i) with respect to the nominee, (A) the information required by section 2.2(f) of these Bylaws and (B) such nominee's consent to being named in the proxy statement and to serving as a director if elected; and (ii) with respect to the Nominator, proof of ownership of the Required Shares; and
>
> (c) execute an undertaking that it agrees to (i) assume all liability stemming from any legal or regulatory violation arising out of the Nominator's communications with HP stockholders, including, without limitation, the Disclosure and Statement; (ii) to the extent it uses soliciting material other than HP's proxy materials, comply with all applicable laws and regulations, including, without limitation, the SEC's Rule 14a-12.
>
> The Nominator may furnish a statement, not to exceed 500 words, in support of the nominee's candidacy (the "Statement"), at the time the Disclosure is submitted. The Board of Directors shall adopt a procedure for timely resolving disputes over whether notice of a nomination was timely given and whether the Disclosure and Statement comply with this section 3.17 and any applicable SEC rules."

SUPPORTING STATEMENT

We believe that stockholders of U.S. public companies currently have no meaningful control over the process by which directors are nominated and elected. Stockholders whose suggested nominees are rejected by a nominating committee have no recourse other than sponsoring a dissident election campaign, which is so expensive that it rarely occurs outside the takeover context. Harvard Law School professor Lucian Bebchuk has estimated only about 80 contested elections occurred at U.S. public companies from 1996 through 2002 that did not seek to change control of the corporation.

In our view, access to the proxy for purposes of electing a director nominated by stockholders with a significant stake in HP is the most effective mechanism for ensuring accountability. We believe that greater accountability would benefit HP and enhance shareholder value.

We urge stockholders to vote for this proposal.

**STATE STREET.**
*For Everything You Invest In*

***Maria Luce***
***Vice President***
State Street Financial Center
1 Lincoln St.
Boston, MA 02111

Phone: (617) 664-9426
Fax: (617) 769-4737
E-Mail: mdluce@statestreet.com

An O. Baskins
Senior Vice President, General Counsel and Corporate Secretary
Hewlett-Packard Company
300 Hanover Street
Palo Alto, California 94304

September 22, 2006

Re: Connecticut Retirement Plans and Trust Fund

To Whom it may Concern,,

This is to advise you that Connecticut Retirement Plans & Trust Funds held Hewlet Packard (HPQ) common stock (cusip # 428236103) continuously for more than a one year period.

Please contact me if you have any questions or concerns.

Sincerely,

Maria Luce

Maria Luce
Vice President
Client Relations
State Street Corporation

ALAN G. HEVESI
COMPTROLLER

110 STATE STREET
ALBANY, NEW YORK 12236

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

September 22, 2006

**Via Overnight Delivery and Telecopier (650) 857-4837**
Hewlett-Packard Company
300 Hanover Street
Palo Alto, California 94304
Attention: Ann O. Baskins, Senior Vice President, General Counsel
and Corporate Secretary

Dear Ms. Baskins:

As Comptroller of New York State, I am the sole Trustee of the New York State Common Retirement Fund ("Fund"). The Fund has assets of approximately $140 billion, including ownership as of September 15, 2006 of 12,069,530 shares in Hewlett-Packard Company ("HP").

I am enclosing a copy of a proposal by which HP stockholders would amend the company's by-laws to provide proxy access for stockholder nominees for director. Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the Fund intends to present this proposal at HP's 2007 annual meeting.

The Fund has held more than $2000 worth of HP shares continuously for more than one year and it is my intention that it will maintain ownership of these securities through the date on which the annual meeting of the company is held. In accordance with SEC Rule 14a-8, our custodian bank will forward to you evidence of our beneficial ownership. I represent that one of the Plan or one of the Proposal's cosponsors intends to appear at the Annual Meeting to present the Proposal.

At your earliest convenience, please advise Julie Gresham, the Director of Corporate Governance at my office, as to the date and location of the 2007 annual meeting.

Sincerely,

Alan G. Hevesi

Alan G. Hevesi

RESOLVED, pursuant to Article IX of the Bylaws (the "Bylaws") of Hewlett-Packard Company ("HP") and section 109(a) of the Delaware General Corporation Law, stockholders amend the Bylaws to add section 3.17:

"HP shall include in its proxy materials for a meeting of stockholders at which directors are to be elected the name, together with the Disclosure and Statement (both as defined in this section 3.17), of any person nominated for election to the Board of Directors by a stockholder or group thereof that satisfies the requirements of this section 3.17 (the "Nominator"), and allow stockholders to vote with respect to such nominee on HP's proxy card. Each Nominator may nominate up to two candidates for election at a meeting.

A Nominator must:

(a) have beneficially owned 3% or more of HP's outstanding common stock ("Required Shares") continuously for at least two years;

(b) provide written notice received by HP's Secretary within the time period specified in section 2.2(c) of these Bylaws containing (i) with respect to the nominee, (A) the information required by section 2.2(f) of these Bylaws and (B) such nominee's consent to being named in the proxy statement and to serving as a director if elected; and (ii) with respect to the Nominator, proof of ownership of the Required Shares; and

(c) execute an undertaking that it agrees to (i) assume all liability stemming from any legal or regulatory violation arising out of the Nominator's communications with HP stockholders, including, without limitation, the Disclosure and Statement; (ii) to the extent it uses soliciting material other than HP's proxy materials, comply with all applicable laws and regulations, including, without limitation, the SEC's Rule 14a-12.

The Nominator may furnish a statement, not to exceed 500 words, in support of the nominee's candidacy (the "Statement"), at the time the Disclosure is submitted. The Board of Directors shall adopt a procedure for timely resolving disputes over whether notice of a nomination was timely given and whether the Disclosure and Statement comply with this section 3.17 and any applicable SEC rules."

SUPPORTING STATEMENT

We believe that stockholders of U.S. public companies currently have no meaningful control over the process by which directors are nominated and elected. Stockholders whose suggested nominees are rejected by a nominating committee have no

recourse other than sponsoring a dissident election campaign, which is so expensive that it rarely occurs outside the takeover context. Harvard Law School professor Lucian Bebchuk has estimated only about 80 contested elections occurred at U.S. public companies from 1996 through 2002 that did not seek to change control of the corporation.

In our view, access to the proxy for purposes of electing a director nominated by stockholders with a significant stake in HP is the most effective mechanism for ensuring accountability. We believe that greater accountability would benefit HP and enhance shareholder value.

We urge stockholders to vote for this proposal.

Lynda Ruiz

JPMorgan

INVESTOR SERVICES

**JP Morgan Investor Services**

3 MetroTech Center, 5th Floor
Brooklyn, New York 11245

**Daniel Murphy**
Assistant Vice President
Tel 718-242-1873
Fax 718-242-8894

September 22, 2006

RECEIVED
SEP 25 2006
Office of the General Counsel

Ms. Ann O. Baskins
Senior Vice President, General Counsel and Secretary
Hewlett-Packard Company
3000 Hanover Street
Palo Alto CA 94304

Dear Ms. Baskins,

This letter is in response to a request by Mr. Alan G. Hevesi, New York State Comptroller, regarding confirmation from J.P. Morgan Chase, that the New York State Common Retirement Fund has been a beneficial owner of Hewlett-Packard Company, Inc., continuously for at least one year as of September 15, 2006.

Please note, that J.P. Morgan Chase, as custodian, for the New York State Common Retirement Fund, held a total of 12,077,230 shares of common stock as of September 15, 2006, and the value of the ownership had a market value of at least $2,000.00 for at least twelve months prior to said date.

If there are any questions, please contact me at (718) 242-3449.

Regards,

Daniel Murphy

Daniel Murphy

cc: Elaine Reilly- NYSCRF

# North Carolina
# Department of State Treasurer

RICHARD H. MOORE
STATE TREASURER

325 NORTH SALISBURY STREET
RALEIGH, NORTH CAROLINA 27603-1385

September 22, 2006

<u>Via Overnight Mail and Telecopier (650) 857-4837</u>

Hewlett-Packard Company
300 Hanover Street
Palo Alto, California 94304

Attention: Ann O. Baskins, Senior Vice President, General Counsel and Corporate Secretary

Dear Ms. Baskins:

As Treasurer of the State of North Carolina, I am the sole Trustee for the North Carolina Equity Investment Fund Pooled Trust (the "Trust"). As of September 21, 2006, the Trust held 4,997,982 shares in Hewlett-Packard (HP).

I am enclosing a copy of a proposal by which HP stockholders would amend the company's by-laws to provide proxy access for stockholder nominees for director. Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the Trust intends to present this proposal at HP's 2007 annual meeting.

The Trust has held more than $2,000 worth of HP shares continuously for more than one year and it is my intention that it will maintain ownership of these securities through the date on which the annual meeting of the company is held. In accordance with SEC Rule 14a-8, I am also enclosing proof of ownership of these securities from our custodian bank.

I affirm that a representative of the Trust or one of the Proposal's cosponsors intends to appear at the annual meeting to present the Proposal. At your earliest convenience, please advise Lisa Schneider, the Director of Corporate Governance at my office, as to the date and location of the 2007 Annual Meeting.

Sincerely,

Richard H. Moore

Richard H. Moore
Treasurer, State of North Carolina

Enclosure

RESOLVED, pursuant to Article IX of the Bylaws (the "Bylaws") of Hewlett-Packard Company ("HP") and section 109(a) of the Delaware General Corporation Law, stockholders amend the Bylaws to add section 3.17:

"HP shall include in its proxy materials for a meeting of stockholders at which directors are to be elected the name, together with the Disclosure and Statement (both as defined in this section 3.17), of any person nominated for election to the Board of Directors by a stockholder or group thereof that satisfies the requirements of this section 3.17 (the "Nominator"), and allow stockholders to vote with respect to such nominee on HP's proxy card. Each Nominator may nominate up to two candidates for election at a meeting.

A Nominator must:

(a) have beneficially owned 3% or more of HP's outstanding common stock ("Required Shares") continuously for at least two years;

(b) provide written notice received by HP's Secretary within the time period specified in section 2.2(c) of these Bylaws containing (i) with respect to the nominee, (A) the information required by section 2.2(f) of these Bylaws and (B) such nominee's consent to being named in the proxy statement and to serving as a director if elected; and (ii) with respect to the Nominator, proof of ownership of the Required Shares; and

(c) execute an undertaking that it agrees to (i) assume all liability stemming from any legal or regulatory violation arising out of the Nominator's communications with HP stockholders, including, without limitation, the Disclosure and Statement; (ii) to the extent it uses soliciting material other than HP's proxy materials, comply with all applicable laws and regulations, including, without limitation, the SEC's Rule 14a-12.

The Nominator may furnish a statement, not to exceed 500 words, in support of the nominee's candidacy (the "Statement"), at the time the Disclosure is submitted. The Board of Directors shall adopt a procedure for timely resolving disputes over whether notice of a nomination was timely given and whether the Disclosure and Statement comply with this section 3.17 and any applicable SEC rules."

SUPPORTING STATEMENT

We believe that stockholders of U.S. public companies currently have no meaningful control over the process by which directors are nominated and elected. Stockholders whose suggested nominees are rejected by a nominating committee have no

recourse other than sponsoring a dissident election campaign, which is so expensive that it rarely occurs outside the takeover context. Harvard Law School professor Lucian Bebchuk has estimated only about 80 contested elections occurred at U.S. public companies from 1996 through 2002 that did not seek to change control of the corporation.

In our view, access to the proxy for purposes of electing a director nominated by stockholders with a significant stake in HP is the most effective mechanism for ensuring accountability. We believe that greater accountability would benefit HP and enhance shareholder value.

We urge stockholders to vote for this proposal.

STATE STREET.

Jacquelyn (Jacqui) L. Lyons
Vice President

Public Fund Services
Lafayette Corporate center
2 Avenue de Lafayette, 6th Floor
Boston, MA 02111-2900

Telephone: 617 664 9412
Facsimile: 617 769 6907
jlyons@statestreet.com

September 22, 2006

Ms. Lisa Schneider
Director of Policy and Corporate Governance
N.C. Department of State Treasurer
325 N. Salisbury St.
Raleigh, NC 27603

**RE: Shareholder Certification for Hewlett-Packard (cusip #428236103)**

Dear Lisa:

State Street Bank and Trust Company is directed Trustee for the Treasurer of the State of North Carolina Equity Investment Fund Pooled Trust and as such can confirm the current share position which the Trust holds in Hewlett-Packard common stock (cusip #428236103) of 4,997,982 shares. This share position confirms a beneficial ownership with a market value greater than $2,000 at this point in time (actual market value as of September 21 is approximately $174,279,632).

State Street holds these shares within its participant account at the Depository Trust Company ("DTC") under the Cede & Co nominee name.

If there are any questions regarding this matter, please feel free to contact me at (617) 664-9412.

Sincerely,

Jacquelyn L. Lyons

Jacquelyn L. Lyons
Vice President

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036

**EMPLOYEES PENSION PLAN**

RECEIVED
2006 DEC -5 AM 10: 08
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

**Pension Committee**
GERALD W. McENTEE
WILLIAM LUCY
EDWARD J. KELLER
KATHY J. SACKMAN
HENRY C. SCHEFF

December 5, 2006

VIA HAND DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Stockholder proposal of AFSCME Employees Pension Plan, the Connecticut Retirement Plans and Trust Funds, the New York State Common Retirement Fund and the North Carolina Equity Investment Fund Pooled Trust; request by Hewlett-Packard Company for no-action determination

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the American Federation of State, County and Municipal Employees, Employees Pension Plan (the "AFSCME Plan"), the Connecticut Retirement Plans and Trust Funds, the New York State Common Retirement Fund and the North Carolina Equity Investment Fund Pooled Trust (the "Proponents"),[1] beneficial owners of nearly 19 million shares of Hewlett-Packard Company ("HP") common stock, submitted to HP a stockholder proposal (the "Proposal") that would amend HP's bylaws to permit significant long-term stockholders to nominate up to two candidates for election to HP's board and to have those candidates' names, their biographical information and an optional supporting statement appear in the proxy statement and proxy card sent by management to HP's stockholders.

In a letter to your office dated November 3, 2006, HP stated that it intends to omit the Proposal from its proxy materials being prepared for the 2007 annual meeting of stockholders. HP argues that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(8)(the "Election Exclusion"), which permits omission of proposals that "relate[] to an election for membership on the company's board of directors or analogous governing body."

---

[1] Although this response is being submitted by an officer of the AFSCME Employees Pension Plan, the other Proponents concur with its contents.

Very truly yours,

Charles Jurgonis
Plan Secretary

cc: Amy L. Goodman, Esq.
Gibson, Dunn & Crutcher LLP
Fax # 202-530-9677

END